Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com
February 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:         Ms. Lauren Sprague, Esquire
           Ms. Christina DiAngelo-Fettig

Re:	Nationwide Variable Insurance Trust
File No. 333-208687

Dear Ms. Sprague and Ms. DiAngelo-Fettig:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series, the NVIT Growth Fund (the “Growth Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 18, 2016 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Growth Fund and the NVIT Large Cap Growth Fund (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2015 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
February 8, 2016

General

1.	Comment: Please include an explanation regarding the recent change in subadviser for both Funds.

Response:  On December 10, 2015, the Registrant filed supplements to the Prospectus and SAI for each Fund explaining that the Registrant’s Board of Trustees had approved the termination of American Century Investment Management, Inc. and The Boston Company Asset Management, LLC as subadvisers to the Growth Fund and the NVIT Large Cap Growth Fund, respectively, and approved the appointment of Boston Advisors, LLC (“Boston Advisors”) to subadvise the Funds.  These changes took effect on December 10, 2015.

On January 6, 2016, the Registrant filed an Information Statement for each Fund explaining the changes in subadvisers, including discussion of the factors considered by the Board of Trustees in appointing Boston Advisors as the subadviser to each Fund.

2.	Comment: Please provide a “North American Security Trust” accounting survivor analysis for the Reorganization and include the inception date of the Target Fund.

Response:  Attached as Exhibit A to this letter is the accounting survivor analysis.

important information to help you understand the reorganization

3.
Comment:  On page ii, under “Why has the reorganization been proposed?”, clarify that the total operating expense savings realized by Target Fund shareholders is primarily the result of a lower management fee in the Acquiring Fund.

Response:  Revised as requested.

4.	Comment: On page ii, under “How will the reorganization work?”, explain the basis of the share class combinations.

Response:  Revised as requested.

5.	Comment: On page iii, under “Will portfolio management change?”, add a sentence stating that “NFA will continue to manage the Acquired Fund following the reorganization.”

U.S. Securities and Exchange Commission
February 8, 2016

Response:  Revised as requested.

6.	Comment: On page iii, under “How will the Transaction benefit shareholders?”, edit the final bullet so that it matches the precise wording of the Plan of Reorganization.

Response:  Revised as requested.

Proxy Statement/Prospectus

Summary of the proposal

7.	Comment: On page 5, state that NFA will continue to manage the Acquiring Fund, and Boston Advisors will continue to subadvise the Acquiring Fund, following the reorganization.

Response:  Revised as requested.

8.
Comment:  For each of the portfolio managers listed on page 5, clarify that their titles as listed are with Boston Advisors, provide more detail where necessary on their length of service with Boston Advisors, and ensure that at least five years of each portfolio manager’s business experience is represented.

Response:  Revised as requested.

9.	Comment: On page 6, amend the following sentence as indicated below:

The operating expenses shown for the Target Fund and Acquiring Fund are based on expenses incurred during the Funds’ most recent fiscal year ended December 31, 2014, as restated to reflect current fee waivers.

Response:  Revised as requested.

Fee tables for the funds

10.	Comment: For each Fund, add the following footnote to the Fee Waiver/Expense Reimbursement line item of the Fee Tables for the Funds, on page 7:

“Fee Waiver/Expense Reimbursement” has been restated to reflect current fee waivers.

Response:  Revised as requested.

U.S. Securities and Exchange Commission
February 8, 2016

11.	Comment: Confirm in the comment response letter that, for each Fund, the Acquired Fund Fees and Expenses are less than one basis point.

Response:  The Registrant confirms that, for each Fund, the Acquired Fund Fees and Expenses are less than one basis point.

12.	Comment: Per Instruction 3(e) to Item 3 of Form N-1A, in footnotes 2 and 3, on page 8, add disclosure to indicate who can terminate the fee waiver arrangement and under what circumstances.

Response:  Revised as requested.

13.
Comment:  In footnote 2, add disclosure to state that the Trust may not reimburse the Adviser for management fees previously waived or reduced and/or expenses waived by the Adviser if those reimbursements will cause the Fund to exceed the expense limitation in place at the time of the reimbursement.

Response:  The Registrant will amend the final sentence of footnote 2 to read as follows:

The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses, or the current expense limitation, if different.

14.
Comment:  Footnotes 2 and 4 to the Fee Tables state that the contractual management fee waiver will be in place until April 30, 2017.  The agreement, as filed with the Registration Statement, states that it will continue in effect until May 1, 2017.  Please amend the Registration Statement to reflect the May 1, 2017 date, if accurate.

Response:  Revised as requested.

15.	Comment: Note in a footnote that, in the absence of written agreements to limit expenses, the expenses as stated would be higher.

Response:  The Registrant respectfully declines the comment, as appropriate disclosure about the written agreements to limit expenses is included in the Registration Statement.

 Examples

U.S. Securities and Exchange Commission
February 8, 2016

16.
Comment:  Per Item 3 of Form N-1A, in the Examples section, update the fifth sentence of the introductory paragraph to reflect the application of expense limitations, and modify the calculations of the Examples to only include net expenses for the remaining contractual period of the expense limitations.

Response:  The sentence has been revised, as indicated below:

The Examples assume a 5% return each year, no change in expenses, and the application of any expense limitations for the periods indicated above.

How do the performance records of the funds compare?

17.	Comment: Under the heading, “How do the performance records of the Funds compare?”, in the last sentence of the paragraph, specify who the previous subadviser was for each Fund.

Response:  Revised as requested.

18.	Comment: Under the heading “How do the performance records of the Funds compare?”, in the last sentence of the paragraph, add portfolio turnover rate disclosure for each Fund.

Response:  The Registrant respectfully declines the comment, as the portfolio turnover information for each of the Funds is set forth in the Financial Highlights table at Exhibit B of the Registration Statement.

19.	Comment: Update all performance information through the end of 2015, and format the page to line up the bar charts between the Funds by year.

Response:   Revised as requested.

20.	Comment: In the table of Average Annual Total Returns (For the Periods Ended September 30, 2015), add asterisks as appropriate to the “10 Years” column.

Response:  Revised as requested.

21.
Comment:  Under the heading, “Where can I find more financial information about the Funds?”, explain that the referenced documents are available on or through the Funds’ website at a specified Internet address, and provide a toll-free telephone number for investors to call to request the documents.

Response:  This paragraph cross-references the “More Information about the Funds” section of the Registration Statement, which includes a phone number and address for the Funds.  Registrant will add reference to the Trust’s website to the

U.S. Securities and Exchange Commission
February 8, 2016

“More Information about the Funds” section of the Registration Statement.

22.	Comment: Under “What are other key features of the Funds,” per Item 8 of Form N-1A, add disclosure to include information about payments to financial intermediaries.

Response:  The Registrant respectfully declines the comment, as the requested information is incorporated by reference into the Registration Statement.

23.
Comment:  Under “What are other key features of the Funds,” per Item 10(a)(1)(iii) of Form N-1A, state that a discussion regarding the basis for the board of directors approving the advisory contracts of the Funds is available in the Funds’ annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  Revised as requested

24.	Comment: Under “What are other key features of the Funds,” state that the investment advisory fees, as set forth in the schedule, are for the most recent fiscal year.

Response:  The Registrant respectfully declines the comment, as the fee schedule as set forth in the Registration Statement represents the contractual fee schedule, and does not represent the effective fee rate for a particular fiscal year.

25.	Comment: Under “What are other key features of the Funds,” in the chart for investment advisory fees, please note that the percentages are based on the average net assets of the Fund.

Response:  Revised as requested.

Comparison of Investment Objectives, Principal Strategies, Policies and Principal Risks

26.
Comment:  In the discussion of the Funds’ principal strategies and policies, consider disclosing any differences between the Funds with regard to temporary defensive positions.  If there are no differences, confirm that in your response letter.

Response:  Registrant confirms that there are no differences between the Funds with regard to temporary defensive positions.

27.	Comment: In the discussion of the Funds’ principal strategies and policies, consider also disclosing the tax consequences of high portfolio turnover and how

U.S. Securities and Exchange Commission
February 8, 2016

those tax consequences and other consequences may affect Fund performance.

Response:  The Registrant respectfully declines the comment.  Portfolio turnover risk is already disclosed in the Registration Statement’s discussion of the principal risk factors associated with investments in the Funds.  Additionally, the Funds are held solely within tax-deferred variable insurance contracts, and, therefore, portfolio turnover does not have tax consequences for shareholders.

Reasons for the transaction

28.	Comment: Provide the conclusion reached by the Board when considering the performance of the Funds.

Response:   The Registrant respectfully declines the comment.  The Board considered the performance of the Funds, but did not reach a specific conclusion with respect to the Funds’ performance, other than to confirm that the Funds’ performance supported their determination that: (i) participation in the Reorganization is in the best interest of the Target Fund; and (ii) the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.

29.
Comment:  Update number 4 of this section to reflect the fact that the Fee Tables indicate that the combined fund is anticipated to have a lower expense ratio than the Acquiring Fund on a gross basis, but the same expense ratio as the Acquiring Fund on a net basis, if accurate.

Response:  Revised as requested.

Information about the transaction and the plan

30.	Comment: Under “Who will pay the expenses of the Transaction?”, clarify the second sentence as follows:

Brokerage costs following the reorganization will be paid by the Acquiring Fund, which ultimately are paid by all shareholders of the Acquiring Fund, which ultimately are paid by all shareholders of the combined Acquiring Fund.

Response:  Revised as requested.

31.	Comment: Please confirm that there is no planned or anticipated portfolio repositioning as a result of the Transaction.

Response:  The Registrant confirms that there is no planned or anticipated portfolio repositioning as a result of the Transaction.

U.S. Securities and Exchange Commission
February 8, 2016

32.
Comment:   If the net asset value of the Target Fund declines to the point that they do not exceed 10% of the net asset value of the Acquiring Fund, consider revising the capitalization table to reflect that fact, and removing the pro forma financial information from the Registration Statement.

Response:  The net asset value of the Target Fund is currently approximately 14% of the net asset value of the Acquiring Fund.  The Registration Statement will therefore include pro forma financial information.

33.
Comment:   Revise the capitalization table so that it sets forth the capitalizations of the Funds as of June 30, 2015, so that the table matches the period covered by the pro forma financial information in the Registration Statement.

Response:  Revised as requested.

34.	Comment: Consider revising the capitalization table such that it shows the flow of assets coming out of Target Fund Class IV to Acquiring Fund Class I.

Response:  The Registrant respectfully declines the comment, as Registrant believes the capitalization table is sufficiently clear as presented.

More information about the funds

35.	Comment: Confirm that the Acquiring Fund Prospectus will be mailed with the Registration Statement, per Instruction G to Form N-14.

Response:  Registrant confirms.

36.	Comment: Under “Additional Information,” include reference to the Acquiring Fund prospectus.

Response:  Revised as requested.

Voting information

37.	Comment: Please ensure that the list of the number of shares outstanding is divided per class.

Response:  Revised as requested.

38.	Comment: In the second paragraph under “Required Vote,” amend the first sentence as follows:

U.S. Securities and Exchange Commission
February 8, 2016

Each share of each class of the Target Fund is entitled to one vote, and each fraction of a share of each class is entitled to a proportional fractional vote.

Response:  Revised as requested.

39.	Comment: In the third paragraph under “Required Vote,” delete the final two sentences, as they repeat previously stated information.

Response:  Revised as requested.

Pro forma financial information

40.	Comment: In the Table 2 reference, please delete the word “average” from pro forma combined average net assets.

Response:  Revised as requested.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8402 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jonathan Kopcik, Esquire
Cillian M. Lynch, Esquire

U.S. Securities and Exchange Commission
February 8, 2016

Exhibit A

Accounting Survivor Analysis

Introduction

The Reorganization will involve  the acquisition by the NVIT Large Cap Growth Fund (the “Acquiring Fund”) of all of the property and assets of the NVIT Growth Fund (the “Target Fund”), in exchange solely for Class I and Class II shares of the Acquiring Fund; (ii) the pro rata distribution of Class I shares of the Acquiring Fund to the shareholders of the Target Fund holding Class I and Class IV shares of the Target Fund, and of Class II shares of the Acquiring Fund to the shareholders of the Target Fund holding Class II shares of the Target Fund; and (iii) the liquidation and dissolution of the Target Fund, all upon and subject to the terms and conditions of the Plan of Reorganization by the Trust on behalf of the Acquiring Fund and the Target Fund.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of the appropriate performance survivor following a fund merger depends on a consideration of five factors.  Based on its analysis of the factors, the Registrant has determined that the Acquiring Fund is the appropriate accounting survivor following the Reorganization.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i)           Investment Advisers.  Nationwide Fund Advisors (“NFA”) serves as the investment adviser, and Boston Advisors, LLC (“Boston Advisors”) serves as the sole subadviser, to both the Target Fund and the Acquiring Fund.  Douglas Riley, Michael J. Vogelzang, David Hanna, Edward Mulrane and James W. Gaul are jointly responsible for the day-to-day operations of both the Target Fund and Acquiring Funds.  The Acquiring Fund will retain NFA, Boston Advisors, and the above referenced persons, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(ii)           Portfolio Composition.  The investment strategies of the Target Fund are identical to those of the Acquiring Fund. Each Fund invests, under normal circumstances, at least 80% of its net assets in common stocks issued by large-cap companies, utilizing a growth style of investing. For both Funds, Boston Advisors uses a quantitative process (mathematical and statistical methods) that applies various factors both to evaluate current market conditions and to identify possible investment opportunities.  As described below, at the time of the Reorganization, the Target Fund will hold approximately $180 million in assets, and the Acquiring Fund will hold approximately $1.3 billion in assets. While the Target Fund’s inception (April 28, 2006) precedes that of the Acquiring Fund (March 25, 2009), given the greater size of the Acquiring Fund, the portfolio composition of the Acquiring Fund following the Reorganization will be more like that of the Acquiring Fund than the Target Fund.  This factor

U.S. Securities and Exchange Commission
February 8, 2016

supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iii)           Investment Objectives, Policies and Restrictions.  The Target Fund seeks long-term capital appreciation, whereas the Acquiring Fund seeks long-term capital growth.  In addition, the investment strategies of the Target Fund are identical to those of the Acquiring Fund.  The fundamental restrictions for both Funds include investment policies required by the Investment Company Act of 1940, as amended, and are nearly identical, except with respect to the Target Fund’s fundamental investment restriction regarding the purchase of securities on margin, which is a non-fundamental restriction for the Acquiring Fund.

For more information about the Target Fund’s and the Acquiring Fund’s investment objective, policies and restrictions, please refer to the Registration Statement.  The Acquiring Fund will retain its investment objective, policies and restrictions, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganization, shareholders of the Target Fund can expect to experience lower net and gross expenses as a percentage of average daily net assets as shareholders in the Acquiring Fund after the Reorganization.  The anticipated expense ratios of the Acquiring Fund following the Reorganization are identical to (on a net basis) or lower than (on a gross basis) the current expense levels of the Acquiring Fund.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganization.  As of September 30, 2015, the Target Fund had approximately $180 million in assets, and the Acquiring Fund had approximately $1.3 billion in assets.  Therefore, the assets of the Acquiring Fund will constitute a greater proportion of the assets of the Acquiring Fund post-Reorganization.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

Conclusion:  In light of the fact that each of the relevant factors supports the determination, the Registrant has determined that the Acquiring Fund should be the accounting survivor following the Reorganization.